July 17, 2020

Bibb L. Strench
Thompson Hine
1919 M Street,
N.W. Suite 700
Washington, D.C. 20036-3537

Via Email

Re: Modern Capital Funds Trust
File Nos.: 811-23582; 333-239559

Dear Mr. Strench:

On June 30, 2020, Modern Capital Funds Trust (the "Trust") filed a registration statement on Form N-1A under the Securities Act of 1933 ("Securities Act") and the Investment Company Act of 1940 ("1940 Act") to offer shares of Modern Tactical Opportunities Fund (the "Fund"). We have reviewed the registration statement and have provided our comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

Prospectus

General Comments

1. We note that material portions of the registration statement are incomplete at this time (e.g., fee table, expense example, consent, auditor information). Please complete the registration statement in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items. The staff may have additional comments.

2. Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with this registration statement.

3. Please inform the Staff if a party other than the Fund's sponsor or an affiliate is providing the Fund with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Fund.

4. Please update the Fund's series and class identifiers to reflect the ticker symbol in EDGAR and include the Fund's ticker symbol on the cover page of the prospectus and the Statement of Additional Information.

Fee Table – Page 2

5. It appears that investing in short sales is a principal strategy of the Fund. Confirm that short expenses (*i.e.*, dividends paid on stocks sold short) are included in the fee table.

6. Please confirm that the Fund's fee waiver/expense reimbursement agreement will be in effect for at least one year from the effective date of the registration statement. Otherwise, please remove the waiver from the fee table.

7. The last sentence of footnote 3 to the fee table states that the fee waivers and reimbursements are subject to possible recoupment from the Fund. However, the rest of the sentence is somewhat confusing. In order to make it clearer, please revise this sentence to state that the Adviser will be permitted to recover fees and expenses it has borne only to the extent that the Fund's expenses do not exceed the lesser of (1) the expense limit in effect at the time the Adviser waives or limits the fees and (2) the expense limit in effect at the time the Adviser recovers fees. *See* 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73.

8. The disclosure indicates that the Fund engages in short selling. Please include a line item in the fee table for associated expenses or explain to us why you feel one is not necessary. Please confirm that short selling expenses are reflected in the calculation of other expenses in the fee table.

Example - Page 3

9. Supplementally confirm that the Example reflects an adjustment for expense reimbursements only for the period of the contractual waiver.

Principal Investment Strategies – Pages 3 to 4

10. In the Tactical Investment Strategy section, please disclose in plain English how the Adviser will determine what securities to buy and when to sell them.

11. The principal risks include a high yield securities risk. Please disclose in the Principal Investment Strategies section that the Fund may invest in high yield securities, and add "junk" to its definition.

12. The Fund will invest in American Depository Receipts ("ADRs"). Please disclose whether the ADRs will be sponsored and unsponsored.

Principal Risks of Investing in the Fund– Pages 4 to 7

13. The Principal Investment Risks appear to be in alphabetical order, except for the first risk factor (equity). Please reorder the risks to prioritize the risks that are most likely to adversely affect the Fund's net asset value, yield, and total return. Please note that after

listing the most significant risks of the Fund, the remaining risks may be alphabetized. *See* ADI 2019–08 – Improving Principal Risks Disclosure.

14. On page 5 of the prospectus, the principal risks include a "High Yield" risk factor. If the Fund intends to invest in high yield securities as part of its principal investment strategy, please disclose that specifically in the Principal Investment Strategies section.

15. The Fund discloses in the Principal Investment strategies section that the Fund may invest ADRs. Please add relevant disclosure regarding ADR risk as a principal risk.

16. In the "Closed-end Fund Risk," add specific disclosure that such investments involve duplicative fees and expenses.

17. In the "Limited History of Operations Risk," please revise the disclosure to state that, as of the date of the prospectus, the Fund has no operating history.

18. Investing in small and medium capitalization securities is a principal risk factor. However, the principal strategies section states "the adviser focuses on issuers in the $100 million to $10 billion range." Although capitalization rates may vary, please disclose, if appropriate, additional risk disclosure regarding micro capitalization risk.

19. The principal risk factors include a cybersecurity risk. Please advise us supplementally whether you have experienced cyberattacks, and if so, describe them.

Portfolio Manager, Page 7 (and also on Page 16)

20. Please disclose the month and year of the Fund's inception. *See* Item 5(b) of Form N-1A.

Additional Information About the Fund's Principal Investment Strategies and Related Risks-Pages 8 to 15

21. Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, as well as the effects of taking such temporary defensive positions. *See* Form N-1A, Item 9(b)(1), Instr. 6.

22. On pages 8 through 10, you include a discussion and a chart in a section titled "Closed End Fund Sub-Strategy." How significant a role will the Closed End Fund Sub-Strategy play in the Fund's investment program? If it will be material, it must be summarized in Item 4 disclosure. If it will not be material, consider deleting it from Item 9 or greatly reducing the discussion. As currently worded, it gives the misleading impression that it is a material component of the Fund's strategy.

23. The chart on page 9 states in the Portfolio Monitoring cell that the adviser amplifies returns by daily trading against core position. Please revise to state "attempts to" amplify.

24. On page 9, the cell titled "Trading and Execution" states "Tactical trading ensures optimal positioning attractive entry and exit points and takes advantage of market vitality." Please delete the statement as it appears to promise an outcome.

25. On page 10, the cell titled "Unique Features" states "Buybacks at NAV and above" and "Mergers and Acquisitions." Please delete these features as they do not appear to be unique to closed-end funds.

26. On page 10, the cell titled "Characteristics" states "Liquidity – Closed-end fund shares are sold on exchanges, providing daily liquidity." We note that earlier in the prospectus, it implies that the Fund intends to invest in non-publicly traded funds. Please clarify whether the Fund will invest only in publicly traded closed-end funds.

27. Please add comprehensive disclosure, where appropriate, regarding the risks associated with investing in closed-end funds.

Portfolio Holdings Disclosure Policies – Page 15

28. This section does not contain disclosure regarding temporary defensive measures responsive to the requirements of Item 9 b 1 instr. 6. Please include this disclosure, if applicable.

Investment Adviser – Page 16

29. Does the investment adviser have experience managing other registered investment companies? If the adviser has little or no such experience, please state it prominently and include appropriate risk disclosure in the summary prospectus.

Portfolio Manager – Page 16

30. Has the portfolio manager ever managed the portfolio of a registered investment company? If not, state prominently that he has no such experience.

How to Redeem Shares - Pages 24 to 26

31. On page 26, in the section titled "Redemptions In Kind," please disclose additional detail regarding the Fund's practices with respect to in-kind redemptions, such as whether those redemptions would be pro-rata slices of portfolio assets, individual securities or representative securities.

Statement of Additional Information ("SAI")

Investment Restrictions- Page 1

32. Pursuant to Form N-1A Item 16(c)(1)(iv), please revise "group of related industries" to state "group of industries" in fundamental policy (g).

Additional Information about Investments and Risks – Pages 2 to 39

33. This section includes risks that appear to be principal to the Fund. Please consider revising the disclosure to clarify which risks are non-principal to the Fund as required by Item 16(b) of Form N-1A.

Private Investment Funds- Page 29

34. To what extent will the Fund invest in entities exempt from registration as investment companies by virtue of sections 3(c) (1) and 3(c) (7) of the 1940 Act? Depending on your response, we may have additional comments.

Trustees and Officers of the Trust Pages 41 to 44

35. Please disclose to us the names of the Trustees and Officers of the Trust, as well as the information required in Item 17 of Form N-1A

36. In the section regarding the Board of Trustees starting on page 41 of the SAI, key information regarding the Trustees and Officers has not yet been included. Please provide that information to the staff for review as soon as practicable.

Part C: Other Information

Item 28. Exhibits

37. Please include all exhibits that were marked "to be filed by subsequent amendment."

38. Please remove the word "None" from the Item 35 of Form N-1A disclosure.

Signatures

39. We note that the registration statement has been signed by only one Trustee. Pursuant to Section 6(a) of the Securities Act, the registration statement must be signed by the issuer, the principal executive officer(s), the principal financial officer, the comptroller or principal accounting officer, and a majority of the directors or persons performing similar functions. We do not see signatures for a majority of the trustees or persons performing similar functions. Please revise.

Accounting Comments

There are no accounting comments at this time.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied in your response letter, or on exhibits added in any pre-effective amendments.

A response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. The pre-effective amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions regarding this letter, please contact me at (202) 551-6985 or lithotomosv@sec.gov.

Sincerely,
/s/ Valerie J. Lithotomos
Senior Counsel

cc: Vincent Di Stefano, Branch Chief
        Christian Sandoe, Assistant Director